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Joel Adams <joelaadams1948@gmail.com>

If you missed the zoom meeting...

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Joel Adams <joelaadams1948@gmail.com> Mon, Jan 10, 2022 at 2:59 PM

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First of all, thanks to all of you who were on the zoom call Thursday night.

If you were not there, or even if you were, we have a created a 5-minute video to explain why I created this new company and How we expect to bring a Covid treatment to India in the next 90 days.

https://wefunder.com/first.person.solutions/

Joel Adams. Founder/CEO

First Person
SOLUTIONS

610-639-7400

FirstSignal™

Hi friend,

Since our private crowdfunding launch will soon be going public on January 10, I wanted to send out a reminder to everyone in my personal network.

We're using the crowdfunding platform Wefunder to provide an opportunity for anyone to make an investment in our company. You do not need to be an accredited investor to participate — you can join us with as little as $100.

Not only will you be supporting a company that is creating products to relieve the symptoms of viral infections like COVID-19, flus, and colds, but your investment gives you real equity in this big idea.

Invest in First Person Solutions Today

We've had some very exciting weeks while in private launch:

- We've already reserved more than $100,000 in early-bird investments
- We're on track to have regulatory approval in India before the end of Q1 2022
- We've added a detailed white paper to our Wefunder page that explains the science of molecular signaling, which is the scientific backbone of our product
- Our detailed pitch video will be posted to Wefunder ahead of our official January 10 launch

---

Hear my story this Thursday night, live on Zoom.

Please join me this Thursday, January 6 at 8PM EST to hear my story on Zoom. I will be discussing how I treated my own COVID-19 diagnosis with this solution and the promising results that others have experienced. I'll share why I founded a company to bring this treatment to market, starting in India. And I'll update you on all of the great developments we've had as a company so far.

Thursday, January 6 at 8PM
Click Here to Join the Zoom Meeting
Zoom ID: 6695329281 | Passcode: max

I appreciate the support you've already given to this new venture, and I'm excited to offer you this truly unique investment opportunity. Even if this isn't the right time for you, I hope you'll consider sharing our campaign with your network.

Thank you,
Joel
CEO, First Person Solutions

Legal Disclosure

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted.

No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

FirstSignal™

Hi friend,

I am excited to announce that I am launching an equity crowdfunding campaign on WeFunder!

The campaign is not open to the public yet, but I wanted to give my friends and associates an early opportunity to invest in the company. **You do NOT need to be an accredited investor to participate — you can join us with as little as $100.**


INVEST ON WEFUNDER
FirstSignal™
Restoring health with molecular signaling
FirstSignal

When my daughter and I were struck with COVID-19 one year ago, I had the good fortune of having available a compound that had been successfully used with over thirty other COVID patients. (Exactly why I had it, is a long story.) For us it was a "miracle drug" and I set out to find a way to make this available to other COVID victims.

Since then, I hired top scientists and drug development experts in the United States and India and we've been working hard bringing the product to market. It is a simple spray solution that treats the symptoms of COVID-19, and other coronaviruses such as colds and flu through molecular signaling — essentially, reestablishing normal communication between cells, giving the body the tools it needs to get better. Needless to say, I am excited about the potential of this drug to help people, as well as the growth opportunities ahead for the business.

View our campaign page on WeFunder to learn more and secure your investment before we open it up to the public in January.

Here are a few reasons why we think it is a smart investment:

- We expect to have regulatory approval and start selling the product in India within 120 days.
- All initial users reported that the formula effectively relieves symptoms of COVID-19.
- We are led by an incredible team of pharmaceutical and biotech startup veterans.
- We have a global roadmap with our upcoming launch in India with a market of 1.3 billion potential customers, where we will be the only company licensed to sell this product.
- This drug is built on our innovative molecular signaling platform, meaning there is vast opportunity to develop additional drugs that treat viral infections on the same platform — the scientific foundation is already in place to be built upon.

I am very proud of what we've built so far and excited about this opportunity. I hope you will join me as an early stage investor, at a discounted valuation. If this is not for you, I completely understand — but please do share the campaign with your network!

Best,

Joel
CEO, First Person Solutions

Legal Disclosure

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted.

No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Joel A Adams · 2nd
Founder/CEO and Coach to other CEO's
2d ·

I am launching an equity crowdfunding campaign, for my company First Person Solutions, on WeFunder!

The campaign opens to the public on Monday, January 10, so I wanted to give my friends and associates an early opportunity to invest in the company. You do NOT need to be an accredited investor to participate — you can join us with as little as $100.

Long story short, when my daughter and I were struck with COVID-19 one year ago, I had the good fortune of having available a compound that had been successfully used with over thirty other COVID patients. For us it was a "miracle drug". Since then, I hired top scientists and drug development experts in the United States and India and we've been working hard bringing the product to market.

We've already reserved more than $100,000 in early-bird investments, which is very exciting. I'm looking forward to a successful funding campaign and the potential of this drug to help people!

If you are interested in learning more about First Persons Solutions, please visit our WeFunder page at https://lnkd.in/dW6Jn43W.

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted.

No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. #india #crowdfunding #drugdevelopment


FirstSignal™
Restoring health with molecular signaling
FirstSignal

Invest in First Person Solutions LLC: Repurposing a generic drug to minimize symptoms from COVID-19 and other viruses | Wefunder

wefunder.com · 4 min read

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